September 12, 2011

Via EDGAR and overnight mail
Mr. Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re: Prime Time Travel, Inc.
Registration Statement on Form S-1/A Filed August 5, 2011
File No. 333-174703

Dear Mr. Dobbie:

We are counsel to Prime Time Travel, Inc.  (the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated August 19, 2011 relating to the above-captioned filing. Captions and section headings herein will correspond to those set forth in Amendment No. 2 to the Registration Statement (“Registration Statement”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment in italics immediately thereafter.

General

Comment 1:                   Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Response:                     The Company has updated the Registration Statement to include its unaudited financial statements for the quarter ending June 30, 2011.

Comment 2:                   Please provide a currently dated and signed consent from the independent registered public accounting firm in the amendment.

Response:                     The Company’s independent registered public accounting firm has updated its signed consent.

Comment 3:                   We note that the registration statement contains a number of references to May 31, 2011. Please revise these references to refer to a more recent date.

Response:                     The Registration Statement has been updated as requested.

Prospectus Summary, page 5

Comment 4:                   We note your response to our prior comment three and reissue in part. We note your disclosure in the fourth paragraph of the Corporate Background and Business Overview section on page 5 that your pre-offering monthly burn rate is $25 per month. Please revise to also disclose your post-offering monthly burn rate factoring in the costs of being a public company and your plan of operations, as well as the amount of time that your present capital will last at this rate. Please also revise the Business Development Timeline section on page 26 and the Liquidity and Capital Resources section on page 34 accordingly.

Response:                     The Registration Statement has been revised accordingly.  Please see pages 5, 26 and 34 of the Registration Statement.

Corporate Background and Business Overview, page 5

Comment 5:                   You state that you currently offer “basketball travel packages.” It appears, however, that since inception you have completed one tour and that you have one tour planned for 2012. If that is the case, please revise here and throughout the prospectus to clarify that you currently only offer one tour package and eliminate any disclosure that states or implies that you offer a variety of packages or services.

Response:                     The Registration Statement has been revised to indicate that at the present time, the Company currently offers only a basketball tour package.  Please see page 5 of the Registration Statement.

Comment 6:                   We note your disclosure in the third risk factor on page 7 that you have raised $40,000 in funding since your inception. In one of the opening paragraphs, please include a brief discussion of how much of this funding you have spent to date, in each case discussing the general character of each expenditure, and how much remains.

Response:                     The prospectus summary of the Registration Statement has been revised accordingly.  Please see page 5 of the Registration Statement.

Comment  7:                  Please revise the second paragraph to disclose that your auditors have issued a going concern opinion on your audited financial statements.

Response:                     The prospectus summary of the Registration Statement has been revised accordingly.  Please see page 5 of the Registration Statement.

Comment 8:                   Please update the second paragraph to disclose your total assets and total liabilities as of the end of your most recent interim period.

Response:                     The prospectus summary of the Registration Statement has been revised accordingly.  Please see page 5 of the Registration Statement.

Comment 9:                   We note your disclosure in the third paragraph that you recently completed one tour to Kona, Hawaii. Please revise to detail the amount of revenue generated from this tour.

Response:                     The prospectus summary of the Registration Statement has been revised to include an approximate amount of revenue generated from the tour conducted in July 2011.  Please see page 5 of the Registration Statement.

Comment 10:                 Please refer to the fourth sentence of the third paragraph. Please revise to clarify the phrase “other than the United States within the next three (3) years.”

Response:                     The phrase referred to above has been deleted.  Please see page 5 of the Registration Statement.

Comment 11:                 We note your disclosure in the fifth paragraph that any funding shortfall will be borne by your President. Please revise to clarify whether you have any written agreements in place with your President to provide such funding. If so, please file such agreements as an exhibit to your registration statement. If not, please balance the disclosure in this section to indicate that no written agreement exists and that there is no guarantee that your President will provide the required funding. Please disclose any limits, by amount or otherwise, on your President’s agreement to fund any shortfalls. Please also revise the Liquidity and Capital Resources section on page 34 accordingly.

Response:                     The prospectus summary of the Registration Statement has been revised to disclose the limits of the Company’s President to fund any shortfalls.  Please see pages 5 and 34 of the Registration Statement.

Risk Factors, page 7

Comment 12:                 We note your disclosure in the Significant Employees section on page 30 related to the amount of time your management expects to devote to your business. Please add a risk factor discussing the fact that your management does not devote 100% of their time to your business and disclose how much time each person will devote to your business each week or month. Please also revise the Prospectus Summary accordingly.

Response:                     The Registration Statement has been revised to include the requested risk factor.  Please see pages 5 and 9 of the Registration Statement.

We expect to suffer losses in the immediate future, page 7

Comment 13:                 Please update to disclose your net loss as of the end of your most recent interim period.

Response:                     The relevant risk factor has been revised as requested.  Please see page 7 of the Registration Statement.

If our estimates related to expenditures are erroneous or inaccurate, page 8

Comment 14:                 We note your disclosure in this risk factor that you anticipate $44,550 of expenses in the next 12 months. Please reconcile such expenditures with your monthly burn rate discussion, pre and post-offering, in the Corporate Background and Business Overview section on page 5.

Response:                     The relevant risk factor has been revised accordingly.  In addition, the discussion in the Corporate Background and Business Overview subsection has been revised.  Please see pages 5 and 8 of the Registration Statement.

Because our market is seasonal, page 11

Comment 15:                 We note your current operations appear focused on creating and managing trips to destination locations for youth basketball teams. Please revise this risk factor to address any seasonal risks related to your business and current operations rather than to the travel industry in general.

Response:                     The relevant risk factor has been revised as requested.  Please see page 11 of the Registration Statement.

Our Business, page 24 Our Industry, page 25

Comment 16:                 We note your response to our prior comment 20 and reissue. It appears that you plan to target school sports teams to promote your services and compete in this segment of the travel industry market. We note that the disclosed industry statistics related to the travel industry as a whole in the first paragraph and the online travel industry in the second paragraph appear inapplicable to your current business operations. Please revise your disclosure to more specifically address the segment of the travel industry market in which you operate. In addition, to the extent statistics are provided in future amendments, please provide statistics that are more recent than 2009. In this regard, we note that the second paragraph includes dated statistics.

Response:                     The Registration Statement has been revised as requested.  Please see page 25 of the Registration Statement.

Description of Business and Services Offered, page 25

Comment 17:                 We note your response to our prior comment 21 and reissue in part. We note your disclosure in the Business Development Timeline section on page 26 that your plan of operations in the next 12 months will revolve around marketing your 2011 Tour and 2012 Tour. We also note your website highlights the next trip as being held in the summer of 2012. To the extent your current business operations are focused on annual tours or packages, please revise to disclose such intention and to discuss any impact on your expected revenues and the extent to which your business is or may be seasonal.

Response:                     The Registration Statement has been revised as requested.  Please see page 25 thereof.

Comment 18:                 Please revise to provide a brief discussion of the July 2011 tour to Hawaii. Please discuss, for example, the number of participants, the services included in the tour package and the nature of the activities included on the trip.

Response:                     The Registration Statement has been revised as requested.  Please see page 25 thereof.

Comment 19:                 We note your disclosure in the third paragraph that you have executed agreements with one airline as well as one resort in Kona, Hawaii. Please disclose the names of the airline and resort and the nature of these agreements in this paragraph and, to the extent material to the company, file such agreements as exhibits to your registration statement.

Response:                     The Registration Statement has been revised to disclose the name of the airline and the resort with which the Company has executed agreements for the July 2011 tour.  Please see page 25 thereof.   The agreements with these providers have also been included as exhibits to the Registration Statement.

Comment 20:                 We note your disclosure in the fifth paragraph of $75,000 of anticipated expenses in the next 12 months. Please reconcile such disclosure with your disclosure in the first risk factor on page 8 which details $44,500 of anticipated expenses in the next 12 months. Please also revise your monthly burn rate discussion, pre and post-offering, in the Corporate Background and Business Overview section on page 5 and in the Business Development Timeline section on page 26 accordingly.

Response:                     The Registration Statement has been revised to address this comment.  Please see pages 8 and 25 thereof.

Pricing, page 26

Comment 21:                 We note your disclosure in the Corporate Background and Business Overview section on page 5 that you recently completed one tour to Kona, Hawaii. Please revise to detail your pricing related to this tour. To the extent the pricing related to this tour deviated from the anticipated margins detailed in this section, please revise to address the reasons or basis for any differences.

Response:                     The Registration Statement has been revised to include details regarding the pricing related to the July 2011 tour conducted by the Company.  Please see page 26 of the Registration Statement.

Competition and Competitive Strategy, page 27

Comment 22:                 We note your response to our prior comment 25 and reissue. Please revise the third paragraph to clarify how you will create “unique” competition tours and the fourth paragraph to clarify how you will offer “more personalized” service. To the extent you are unable to substantiate these qualitative claims, please remove them.

Response:                     The term “unique” has been deleted and the term “personalized service” has been clarified.  Please see page 27 of the Registration Statement.

Research and Development Activities and Costs, page 28

Comment 23:                 We note your disclosure of $1,950 of anticipated website development expenses in the next 12 months. Please reconcile such disclosure with your disclosure in the Description of Business and Services Offered section which details $10,000 of anticipated website development expenses in the next 12 months.

Response:                     The Registration Statement has been revised as requested.  Please see pages 26, 28 and 34.

Executive Compensation, page 31

Comment 24:                 Please confirm that the amounts listed in the “Stock Awards” column have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Please also revise to include a footnote disclosing all assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management’s Discussion and Analysis. Refer to Item 402(n)(2)(v) of Regulation S-K and Instruction 1 thereto.

Response:                     The amounts listed in the “Stock Awards” column have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The financial statements have also been revised to include a footnote disclosing all assumptions made in the valuation of the stock awards.

Management Discussion and Analysis of Financial Condition and Results to Operations, page 33 Overview, page 33

Comment 25:                As requested in our prior comment 39, please revise the overview section of MD&A to reflect cumulative net losses of $22,395. Our comment also applies to the second paragraph under “Results of Operations.”

Response:                     The Registration Statement has been revised as requested.   Please see page 33 thereof.  Kindly note that the current cumulative net loss for the Company is currently $27,538.

Comment 26:                  We note your response to our prior comment 32 and reissue in part. We note your disclosure in the third paragraph that you project total revenues of approximately $109,625 from the 2011 Tour from participant fees. Please revise to disclose in greater detail the basis for this estimate, such as how many participants you expect to have and what the fees will be per participant. Please include enough detail so that investors can clearly understand the assumptions used to arrive at this estimate. Please also revise to include the projected expenses associated with the estimated revenue. We also note from your website that the 2011 Tour appears to have already been completed. To the extent applicable, please revise the prospectus throughout accordingly.

Response:                     The Registration Statement has been revised as requested.   Please see page 33 thereof.

Expenditures, page 34

Comment 27:                 Please add a “Total” row at the bottom of the table.

Response:                     The Registration Statement has been revised as requested.   Please see page 34 thereof.

Comment 28:                Please reconcile the expenditures detailed in this section with the monthly burn rate discussion, pre and post-offering, in the Corporate Background and Business Overview section on page 5 and the expenditures detailed in the Description of Business and Services Offered section on page 25. Please also include your estimated legal and accounting fees related to Exchange Act reporting in the table rather than in a footnote.

Response:                     The Registration Statement has been revised as requested.   Please see pages 5, 26 and 34.

Liquidity and Capital Resources, page 34

Comment 29:                We note your response to our prior comment 38 and reissue. Please delete the third sentence of the second paragraph. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

Response:                     The Registration Statement has been revised as requested.   Please see page 34 thereof.

Comment 30:                 We note your cash on hand and customer deposits liability as of March 31, 2011 of $33,598 and $28,630, respectively, your estimated expenditures for the next 12 months of $44,550, and your estimated offering expenses of $30,011. Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, additional financing requirements which are necessary to continue operations, i.e. the amounts necessary to cover your monthly post-offering burn rate, and to implement your plan of operations, the timing of such demands, and the impact on the company if the funding cannot be obtained. Please also revise the Prospectus Summary accordingly.

Response:                     The Registration Statement has been revised as requested.   Please see page 34 thereof.

Part II

Signatures, page 41

Comment 31:                 We note your response to our prior comment 41 and reissue. Please revise the second half of the signature page to have your principal executive officer, principal financial officer, principal accounting officer or controller, and majority of your board of directors’ sign in their individual capacities.

Response:                     The Registration Statement has been revised as requested.   Please see the signature page of the Registration Statement.

************

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to contact the undersigned at (212) 752-9700 if you have any questions.

Very truly yours,

	By:	/s/ David E. Danovitch
David E. Danovitch, Esq.

cc: Mr. Andrew M. Listerman